Inn of the Mountain Gods Resort and Casino
P.O. Box 269
Mescalero, New Mexico 88340-0269
tel: 505-464-7777 fax: 505-464-7082 toll free: 1-800-545-9011
www.innofthemountaingods.com
October 10, 2006
VIA EDGAR AND CERTIFIED MAIL
Mr. Jeff Jaramillo
Ms. Linda Cvrkel
Mr. Max Webb—Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3651
Washington D.C. 20549

Re:	Inn of the Mountain Gods Resort and Casino
Form 10-K for the fiscal year ended April 30, 2005
Form 10-K for the fiscal year ended April 30, 2006
File No. 333-113140
Dear Mr. Jaramillo:
     We are in receipt of the letter of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated September 11, 2006 (the “Comment Letter”), regarding the Annual Reports on Form 10-K for the fiscal years ended April 30, 2005 (the “2005 Annual Report”) and April 30, 2000 (the “2006 Annual Report)(the 2005 Annual Report and the 2006 Annual Report are collectively referred to as the “Annual Reports) of Inn of the Mountain Gods Resort and Casino (the “Company”). For your convenience, we have set forth a recitation of the headings and each of the Staff’s comments in the Comment Letter below (in italics), with our response to each comment directly following the Staff’s comment from the Comment Letter.
2006 ANNUAL REPORT
     Consolidated Financial Statements
     General
     1.      It appears from your response to our prior comment 2 in your letter dated August 11,2006 and your supplemental response letter dated July 12, 2006 that there are errors related to capital leases, depreciation and under accrued federal and state employment withholding taxes, which you believe are immaterial. We also note that you do not believe

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
October 10, 2006

financial statement restatement is necessary in the years affected as the amounts of the required adjustments are considered immaterial by management. However, based on your response and exhibit A provided in connection with your response dated July 12, 2006, we are unclear as to how management arrived at this conclusion for the fiscal year ended April 30, 2005 as the adjustments appear to be material to your reported net income. Accordingly, as previously requested in our letter dated July 27, 2006, please include in the financial statements included in your Form 10-K for the fiscal year ended April 30, 2006, a detailed discussion of each error including, but not limited to the nature, amount, your basis for concluding that the amount is immaterial to the periods affected, and your basis for concluding that recording the correction of the error in your fiscal year ended April 30, 2006 financial statements will not have a material impact on the related financial statements. You should consider using tables to disclose each error and the effects each error would have had on each period presented in your balance sheets, statement of operations, statements of equity and statements of cash flows. Alternatively, restate your financial statements presented in your Form 10-K for the fiscal year ended April 30, 2006 and provide the disclosures required by paragraph 37 of APBO No. 20. Furthermore, your auditors should consider revising their independent audit report to recognize the error correction through the addition of an explanatory paragraph pursuant to paragraph 12 of SAS AU Section 420. We may have further comments upon receipt of your response.
     Response:
     Subsequent to management’s filing its 2005 Annual Report, several errors were discovered in the financial statements. Management discussed in its subsequent quarterly filings its discovery of the errors and corrected on a go-forward basis. In addition, management addressed in its subsequent quarterly and annual report filings its identifying and addressing material weaknesses in its recordkeeping, review, and reporting processes.
     The first error identified and reported on in the Company’s July 31, 2006 quarterly financial statements consisted of management failing to report its lender funding two equipment loans on April 25, 2005 as opposed to May 2005 as spelled out in the April 30, 2005 financial statement footnotes. This resulted in an understatement of fixed assets of $5.7 million and an understatement on the financial statements of capital equipment loans by the same amount. The use of the credit facility was planned and disclosed in the April 30, 2005 footnotes, however it was not known that the first two draws occurred on April 25, 2005, from the lender directly to the equipment vendors. As was noted in the 2005 Annual Report, Phase 2 of the Project was completed on March 15, 2005. All of the equipment was in service, but much of it had not been invoiced or paid for.
     Following discovery of the errors management conducted an extensive review and cross-checking of the Company’s loan collateral agreements, depreciation spreadsheets, and wire transfers initiated by our equipment lender as of April 30, 2005, in addition to our July 31, 2005

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
October 10, 2006

period (see pro-forma table below), to assess the materiality of the required adjustments to our Fixed Assets and Long Term Capital Loans Liability accounts opening balances. Additionally, management considered the effect of these adjustments on the items in the financial statements and the effect the adjustments in those items would have on a reasonable person reading our financial statements. Based upon this assessment, management has determined that a reader of the financial statements in our last annual report could continue to rely on our previously issued financial statements, that the adjustments are immaterial and our financial statements need not be restated. Management adjusted its opening, or May 1, 2005 records to reflect the foregoing.
     In addition to the under reporting of the payment and recognition of Fixed Assets by our lender, Key Bank, as of April 25, 2005, we discovered in our subsequent reviews that many of the assets were booked in mass to the building line, when in fact, following our detailed review of invoices and supporting documentation, approximately $6 million were shorter-lived assets, including gaming, kitchen, surveillance and computer equipment. This resulted in no change to the gross asset line, and only a nominal, change in depreciation due to the shorter lives. These adjustments were made as an opening, May 1, 2005 adjustment. In addition to these newly acquired, but incorrectly classified assets, management discovered, in its reviews, under depreciating its old ‘Tower’ hotel building that remained in service, no longer as a revenue generating guest lodge, but as administrative offices and temporary housing facility. Offsetting these increases in depreciation expenses, management identified assets that had been booked in mass and were over-depreciated in the April 30, 2005 financial statements.
     The net impact to Depreciation Expense, Operating Expense, Net Income, Accumulated Depreciation for these errors are $81,000, which management maintains are clearly immaterial.
     In addition, management was made aware after its July 31, 2005 filing that certain 941 IRS Payroll withholding tax returns for December 2004 and March 2005 were not filed timely, nor paid until May 2005. The payroll taxes themselves in the amount of $327,000 were properly recorded and accrued for in the April 30, 2005 financial statements accounts payable. The interest and penalties of $81,000 were not reflected in the April 30, 2005 financial statements. Management accrued the charges in its October 31, 2005 financial statements, and has paid all amounts owed in full.
     We have also investigated how these errors occurred. Prior financial management was booking the Company’s year-end close entries in total or mass using top level summaries provided by our project management consulting book. Only upon detail review of invoices, transfers, lease documents and underlying worksheets were we able to discover which assets were booked where, and when. Based upon our review and discussions with prior financial management, we have found no indicators of malicious, premeditated, or fraudulent conduct. Nor do we believe there was mismanagement or incompetence.

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
October 10, 2006

     We have considered the qualitative effect of these errors on our financial statements. In reaching the conclusion to amend our financial statements as opposed to restate them, we considered the materiality of a number of factors. We believe the primary readers and audience relying upon our Annual Reports are the holders of our 12% Senior Notes (the “Noteholders”). There is no equity market, as the ownership of the Company is held by the Mescalero Apache Tribe (the “Tribe”). The Noteholders’ primary concerns are specified in the covenants and restrictions set forth in the Indenture, dated as of November 3, 2003 (the “Indenture”), relating to our 12% Senior Notes due 2010 (the “Notes”), and their concerns revolve around liquidity, EBITDA and the distributions made by the Company to the Tribe. Thus, we considered that the Noteholders are relying on the Company’s liquidity, earnings, and the restrictions and covenants in the Indenture. We also considered that the Capital Lease line and its full utilization was specifically disclosed in managements’ financial statements notes and MD&A in the 2005 Annual Report under the section entitled “Credit Facility,” in which the Company stated that it had drawn $14.9 million against this facility in May and June for its construction project when the Company had actually drawn $5.7 million of the $14.9 million on April 25, 2005. We concluded that the errors described above in this response had no material impact on our EBITDA, EPS, Net Income, liquidity or current ratios. Such errors also had no impact upon cash, cash disbursements, or the Company’s restrictions and covenants relating to the Notes. In addition, these errors do not appear to be premeditated or intentional and do not mask or conceal a change in earnings or other trends material to an assessment of the performance of prospects of the Company. The errors also do not change a loss into income or vice versa in the applicable period or have any impact upon analysts expectations or metrics or on management’s compensation. Thus, we do not believe the restating of fixed asset accounts by asset type constitutes a material, qualitative impact upon reasonable readers relying upon the financial statements in our Annual Reports, which consist primarily of our Noteholders.

	Pro-forma Table
	30-Apr-05			30-Apr-05
	as filed	Error		Pro forma
Balance Sheet
Current Assets	52,456,378			52,456,378
				-
Fixed Assets	285,362,479			285,362,479
Additional equipment		5,700,262		5,700,262
Total Fixed Assets	285,362,479	5,700,262	2.0%	291,062,741
				-
Accumulated Depreciation	(53,641,405)			(53,641,405)
Depreciation- Adjusted lives		(174,000)		(174,000)
Depreciation- Tower		(414,000)		(414,000)
Depreciation- Reverse over depreciation		669,000		669,000
Total Accumulated Depreciation	(53,641,405)	81,000	-0.2%	(53,560,405)
Net Fixed Assets	231,721,074	5,781,262	2.4%	237,502,336
				-
Total Long Term Assets	241,237,428	5,781,262		247,018,690
Total Assets	293,693,806	5,781,262	1.9%	299,475,068
				-
Accrued Expenses	11,005,212			11,005,212
Payroll Tax Penalties and Interest		81,000		81,000
Accrued Expenses	11,005,212	81,000		11,086,212
Current Liabilities	34,276,275	81,000	0.2%	34,357,275
				-
Notes Payable	201,274,181			201,274,181
Long term Capital Lease Note		5,700,262		5,700,262
Notes Payable	201,274,181	5,700,262	2.8%	206,974,443
Long Term Liabilities	201,274,181	5,700,262		206,974,443
Total Liabilities	235,550,456	5,781,262	2.4%	241,331,718
				-
Current Year Retained Earnings	-			-
Depreciation		81,000		81,000
IRS penalties		(81,000)		(81,000)
Current Year Retained Earnings	-	-		-
Total Equity	58,143,350	-		58,143,350

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
October 10, 2006

Statement of Operations				-
Net Revenue	93,033,930			93,033,930
G&A	6,973,287			6,973,287
IRS penalties		81,000		81,000
G&A	6,973,287	81,000		7,054,287
Depreciation	7,269,578			7,269,578
Depreciation- Adjusted lives		174,000		174,000
Depreciation- Tower		414,000		414,000
Depreciation- Reverse over depreciation		(669,000)		(669,000)
Depreciation	7,269,578	(81,000)		7,188,578
All other Operating Expenses	65,861,543	-		65,861,543
Total Operating Expenses	80,104,408	-		80,104,408
Operating Income	12,929,522	-		12,929,522
Non-Operating Income (Expense)	10,789,730			10,789,730
Net Income	2,139,792	-		2,139,792
				-

Statement of Cash Flows				-
Net Income	2,139,792			2,139,792
IRS Penalties		(81,000)		(81,000)
Depreciation-Net		81,000		81,000
Depreciation	7,269,578			7,269,578
Accrued Expense		(81,000)		(81,000)
Net Cash used in Operations	(3,134,588)	(81,000)	2.5%	(3,215,588)
				-
Changes in Cash used from Investments	(94,124,782)			(94,124,782)
Additional Equipment		(5,700,262)		(5,700,262)
Net Cash used in Investments	(94,124,782)	(5,700,262)	5.7%	(99,825,044)
				-
Changes in Cash used from Financing	95,182,948			95,182,948
Additional Long Term Notes		5,700,262		5,700,262
Net Cash provided by Financing	95,182,948	5,700,262	5.7%	100,883,210
				-
Net Change in Cash Flow	(2,076,422)	(81,000)	3.8%	(2,157,422)
Note 9 — Risk Management, Page F-17
Note 11 — Related Party Transaction, page F-18
     2.      In our comments letter dated February 27, 2006, we requested that you revise future financial statement disclosures to include the expense allocated from the Tribe to you associated with the worker’s compensation insurance premium for each year a statement of operation is

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
October 10, 2006

presented. Also, as it relates to all your allocated expenses by the Tribe to you (i.e. Pension, Gaming regulatory commission fees, Insurance, Telecommunication, etc.), we requested that you please disclose your allocation method associated with these related party expenses in the notes to the financial statements along with management’s assertion that the method used is reasonable, as required by Question 2 of Topic 1:B:1 of the Staff Accounting Bulletins.
     Additionally, since agreements with related parties are by definition not at arms length and may be changed at any time, in accordance with the guidance in Question 2 of Topic 1.B.1 of the Staff Accounting Bulletins, we requested that you please expand your disclosure in future filings to provide a practicable estimate by management of what the expenses would have been on a stand alone basis for each income statement period or management’s opinion that such costs on a stand-alone basis would not have been materially different in each of the periods. In your response letter dated June 12, 2005 you confirmed that “the Company shall, in its future filings undertake to expand its disclosure as requested in this area.” We do not see these disclosures in the notes to your financial statement in Form 10-K for the fiscal year ended April 30, 2006. Please revise to include the requested disclosure.
     Response:
     In management’s 2005 Annual Report, Financial Statements footnote 11, management failed to disclose the Shared Services, Cost Allocation, and Employee Benefits Cost Allocations disclosures made in its 2006 Annual Report, Disclosure, Part III, Item 13, page 35, filed with the financial statements. These additional disclosures should have appeared in both notes.
     The Company shall undertake to expand its disclosure as requested in this area and amend its Form 10-K for the period ended April 30, 2006 as set forth herein. We believe that our allocation method associated with these related party expenses in the notes to the financial statements along with management’s assertion that the method used is reasonable, as required by Question 2 of Topic 1:B:1 of the Staff Accounting Bulletins. No discretionary or arbitrary allocation of expenses incurred by the Company and paid to the Tribe are made. Every expense shared by the related parties are allocated by invoices. These expenses include Workman’s Compensation by job/location/department and claims submitted by employees. Telecommunication costs are invoiced by switch/location/usage. Health Insurance is invoiced by employee name. General Insurance is billed separately by area and by the insurer.
     3.      In our comment letter dated February 27, 2006 we requested that you revise future filings to include selected quarterly data in accordance with Item 302 of Regulation S-K. In your response letter dated June 12, 2006 you confirmed that “the company shall, in its future filings, undertake to expand its disclosure as requested in this area.” We do not see this disclosure in your Form 10-K for the fiscal year ended April 30, 2006. Please revise to include the requested disclosure.
     Response:
     Item 302 of Regulation S-K provides that only registrants specified in paragraph (a)(5) of that item shall provide the information set forth therein. Paragraph (a)(5) provides that section

Mr. Jeff Jaramillo
U.S. Securities and Exchange Commission
October 10, 2006

(a) information applies to any registrant, except a foreign private issuer, that has securities registered pursuant to sections 12(b) or 12(g) of the Exchange Act. The Company has no securities registered pursuant to section 12 (b) or 12 (g) of the Exchange Act.
Exhibit 12.1

Ratio of earnings to fixed charges
     4.      If a ratio indicates less than one-to-one coverage as indicated in your disclosure for 2005 and 2006, please disclose the dollar amount of the deficiency, as required by Item 503(d)2(A) of Regulation S-K. Please review future filings accordingly.
     Response:
     The Company shall disclose the dollar amount as requested in this area in its amendment to Form 10-K for the period ended April 30, 2006 and in future filings.
     The Company hereby acknowledges that:
     - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We plan to amend our 2006 Annual Report after receiving any comments that the Staff may have to our responses in this letter. This correspondence is being effected by direct transmission to Operational EDGAR System of the SEC and by certified mail to you. If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Sincerely,
/s/ Lance Kintz
Lance Kintz
Chief Financial Officer